SUPPLEMENTAL DATA	Exhibit 99(b)
SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended March 31, 2008 and 2007 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Profit(1)		Assets(2)		Free cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	3/31/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	10,031	9,198	8,802	8,712	278	253	9,080	8,965	931	904	11,765	11,836	819	1,064	235	243	247	217
Energy	9,026	7,605	4,900	4,838	64	83	4,964	4,921	6	478	2,671	3,367	754	762	88	99	79	80
Healthcare	2,790	2,544	2,705	2,453	17	17	2,722	2,470	341	332	12,640	8,234	349	369	110	116	149	128

Total Sectors	21,847	19,347	16,408	16,003	358	353	16,766	16,356	1,278	1,714	27,076	23,437	1,922	2,195	433	458	475	425
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	14	99	5,435	4,891	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,445	1,106	879	1,025	387	326	1,266	1,351	(35)	80	421	253	5	(6)	25	63	54	71
Siemens Financial Services (SFS)	186	177	170	163	16	14	186	177	101	137	8,792	8,912	200	116	121	117	70	63
Reconciliation to consolidated financial statements
Other Operations	617	824	533	647	97	96	630	743	(54)	(112)	(734)	(704)	(116)	40	23	43	25	26
Siemens Real Estate (SRE)	416	414	93	113	323	301	416	414	60	42	3,167	3,091	24	53	48	40	40	37
Corporate items and pensions	23	52	13	50	4	2	17	52	(502)	(166)	(1,842)	(2,564)	(366)	(399)	6	25	46	10
Eliminations, Corporate Treasury and other reconciling items	(1,163)	(1,070)	—	—	(1,187)	(1,092)	(1,187)	(1,092)	(73)	(113)	46,246	54,239	(46)	620	(10)	(9)	(14)	(13)

Siemens	23,371	20,850	18,094	18,001	—	—	18,094	18,001	789	1,681	88,561	91,555	1,623	2,619	646	737	696	619

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities (“Net capital employed”). Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds, while Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €5 and €58 for the three months ended March 31, 2008 and 2007, respectively.

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